UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PC Mall, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69323 K 100
(CUSIP Number)
Frank F. Khulusi Chief Executive Officer, President and Chairman of the Board PC Mall, Inc. 2555 W. 190th Street, Suite 201 Torrance, California 90504 (310) 354-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. []

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69323 K 100
1. Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Frank F. Khulusi
2. Check the Appropriate Box if a Member of a Group* (a)[ ] (b)[ ]
3. SEC Use Only
4. Source of Funds* PF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 450,000 (consists of shares underlying options exercisable within 60 days of 12/9/04)
8. Shared Voting Power 1,828,208
9. Sole Dispositive Power 450,000 (consists of shares underlying options exercisable within 60 days of 12/9/04)
10. Shared Dispositive Power 1,828,208
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,278,208 (includes 450,000 shares underlying options exercisable within 60 days of 12/9/04)
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*.................... [ ]
13. Percent of Class Represented by Amount in Row (11) 19.0%
14. Type of Reporting Person* IN

*See Instructions Before Filling Out.

CUSIP No. 69323 K 100
1. Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Mona C. Khulusi
2. Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds* PF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None
8. Shared Voting Power 1,828,208
9. Sole Dispositive Power None
10. Shared Dispositive Power 1,828,208
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,828,208
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*.................... [ ]
13. Percent of Class Represented by Amount in Row (11) 15.9%
14. Type of Reporting Person* IN

*See Instructions Before Filling Out.

Item 1. Security and Issuer

This Amendment No. 2 (this "Statement") to Schedule 13D originally filed on February 14, 2003, and amended December 7, 2004, relates to the common stock, par value $0.001 per share (the "Common Stock"), of PC Mall, Inc., a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 2555 West 190th Street, Suite 201, Torrance, California 90504.

Item 2. Identity and Background

The name of the persons filing this Statement (the "Reporting Persons") are Frank F. Khulusi and Mona C. Khulusi as joint trustees (the "Trustees") of the Khulusi Revocable Family Trust dated November 3, 1993 (the "Trust").  Frank F. Khulusi is President, Chief Executive Officer and Chairman of the Board of Directors of the Company.  Mona C. Khulusi is a homemaker. The business address of the Reporting Persons is 2555 West 190th Street, Suite 201, Torrance, California 90504.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.  Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On December 31, 2001, the Trust acquired 953,585 shares of Common Stock in a private transaction at a price of $1.55 per share.  The acquisition was funded using the personal funds of the Trustees.  With respect to shares of Common Stock beneficially owned by Frank Khulusi that are subject to options exercisable within 60 days of December 9, 2004, Mr. Khulusi paid no funds or other consideration for such options.

Item 4. Purpose of Transaction

Frank Khulusi is the founder and President, Chief Executive Officer and Chairman of the Board of Directors of the Company.  The Reporting Persons acquired beneficial ownership of the shares held of record by them for investment.  Mr. Khulusi acquired the options referred to in this Statement as compensation for services to the Company.

This Statement is being filed in connection with the sale by the Trust of Common Stock pursuant to a sales plan established on September 16, 2004 in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, which plan was amended on December 1, 2004, and additional sales on November 8-9, 2004 and December 2, 2004 and December 6, 2004 of an aggregate of 357,698 shares outside of such sales plan.  Further, on March 27, 2003, and on April 14, 2004, the Trust gifted 625 shares and 130 shares, respectively.

The sales plan as amended described above provides for the sale of a maximum of 800,000 shares of PC Mall common stock beneficially owned by Mr. Khulusi or the Trust, subject to certain weekly volume limitations and minimum price requirements set forth in the plan. These requirements include limitations that no shares will be sold at a price below $12 per share, 200,000 shares will be sold at or above a per share price of $12, an additional 150,000 shares will be sold at or above a per share price of $14, and an additional 150,000 shares will be sold at or above a per share price of $16.  Pursuant to the December 1, 2004 amendment to the plan, commencing on December 27, 2004, an additional 100,000 shares will be sold by the Trust at or above a per share price of $30, an additional 100,000 shares will be acquired through the exercise of options held by Mr. Khulusi and simultaneously transferred to the Trust and will be sold by the Trust at or above a per share price of $35, and an additional 100,000 shares will be acquired through the exercise of options held by Mr. Khulusi and simultaneously transferred to the Trust and will be sold by the Trust at or above a per share price of $40. Sales under the plan as amended may take place between October 4, 2004 and February 14, 2005.

The Reporting Persons will review from time to time various factors relevant to their beneficial ownership of the Common Stock, including trading prices for the Common Stock and conditions in capital markets generally, developments in the Company's business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Common Stock held by them, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise, as well as one or more transactions relating to the Company.

Other than Mr. Khulusi's status as an executive officer of the Company and as a member of the Company's Board of Directors, which regularly considers such matters, and except as set forth above, the Reporting Persons have no present plans or proposals relating to or which would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)  Frank Khulusi is deemed to beneficially own an aggregate of 2,278,208 shares of Common Stock (which includes 450,000 shares of Common Stock underlying options that are exercisable within 60 days of December 9, 2004), representing 19.0% of the outstanding shares of the Common Stock of the Company as of December 9, 2004.  Of such shares, Mr. Khulusi (i) has sole voting and dispositive power as to the 450,000 shares underlying stock options, and (ii) shares voting and dispositive power as to the 1,828,208 shares held by the Trust.

  Mona Khulusi is deemed to beneficially own an aggregate of 1,828,208 shares of Common Stock, representing 15.9% of the outstanding shares of the Common Stock of the Company as of November 10, 2004.  Of such shares, Mrs. Khulusi (i) does not have sole voting or dispositive power with respect to any shares of Common Stock, and (ii) shares voting and dispositive power as to the 1,828,208 shares held by the Trust.

(c)  Pursuant to a sales plan established on September 16, 2004 in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, which plan was amended on December 1, 2004, and pursuant to certain sales outside of such sales plan, the Trust sold Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto.  On October 28, 2004, Frank F. Khulusi was granted an option to purchase 100,000 shares of Common Stock under the Company's 1994 Stock Incentive Plan, 25% of which were vested upon the grant.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreement establishing the Trust, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2004

    /s/ Frank F. Khulusi
Frank F. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

    /s/ Mona C. Khulusi
Mona C. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

SCHEDULE A

Date	Shares Sold	Price Per share	Ownership	Sale
10/04/2004	5,000	$15.1426	The Trust	10b5-1 Plan
10/04/2004	7,500	$15.1685	The Trust	10b5-1 Plan
10/05/2004	5,000	$15.0266	The Trust	10b5-1 Plan
10/05/2004	7,500	$15.0264	The Trust	10b5-1 Plan
10/11/2004	5,000	$14.9242	The Trust	10b5-1 Plan
10/11/2004	7,500	$14.9238	The Trust	10b5-1 Plan
10/12/2004	5,000	$14.3780	The Trust	10b5-1 Plan
10/12/2004	7,500	$14.3884	The Trust	10b5-1 Plan
10/18/2004	7,500	$13.4442	The Trust	10b5-1 Plan
10/19/2004	3,200	$12.4391	The Trust	10b5-1 Plan
10/20/2004	4,300	$12.1704	The Trust	10b5-1 Plan
10/22/2004	10,000	$14.0193	The Trust	10b5-1 Plan
10/25/2004	5,000	$14.4823	The Trust	10b5-1 Plan
10/25/2004	7,500	$14.4908	The Trust	10b5-1 Plan
10/26/2004	5,000	$14.9577	The Trust	10b5-1 Plan
10/26/2004	7,500	$14.9575	The Trust	10b5-1 Plan
10/27/2004	10,000	$16.0500	The Trust	10b5-1 Plan
11/01/2004	5,000	$16.6460	The Trust	10b5-1 Plan
11/01/2004	5,000	$16.7300	The Trust	10b5-1 Plan
11/01/2004	7,500	$16.1613	The Trust	10b5-1 Plan
11/02/2004	5,000	$16.2316	The Trust	10b5-1 Plan
11/02/2004	5,000	$16.2144	The Trust	10b5-1 Plan
11/02/2004	7,500	$16.2921	The Trust	10b5-1 Plan
11/08/2004	17,500	$18.0147	The Trust	10b5-1 Plan
11/08/2004	16,000	$18.0249	The Trust	Open market
11/08/2004	28,237	$18.1000	The Trust	Open market
11/09/2004	17,500	$17.9873	The Trust	10b5-1 Plan
11/09/2004	50,000	$17.9908	The Trust	Open market
11/09/2004	150,000	$17.9712	The Trust	Open market
11/09/2004	55,763	$18.0579	The Trust	Open market
11/15/2004	17,500	$22.0974	The Trust	10b5-1 Plan
11/16/2004	17,500	$21.5443	The Trust	10b5-1 Plan
11/22/2004	5,000	$20.2540	The Trust	10b5-1 Plan
11/22/2004	5,000	$20.2600	The Trust	10b5-1 Plan
11/22/2004	7,500	$20.1627	The Trust	10b5-1 Plan
11/23/2004	17,500	$21.2940	The Trust	10b5-1 Plan
11/29/2004	17,500	$25.3293	The Trust	10b5-1 Plan
11/30/2004	5,000	$23.9588	The Trust	10b5-1 Plan
11/30/2004	5,000	$23.9686	The Trust	10b5-1 Plan
11/30/2004	7,500	$24.0128	The Trust	10b5-1 Plan
12/02/2004	20,000	$24.2500	The Trust	Open market
12/02/2004	6,700	$24.3325	The Trust	Open market
12/03/2004	10,000	$23.2905	The Trust	Open market
12/06/2004	17,500	$23.3547	The Trust	10b5-1 Plan
12/06/2004	10,998	$24.0000	The Trust	Open market
12/06/2004	10,000	$23.5000	The Trust	Open market
12/07/2004	17,500	$22.3890	The Trust	10b5-1 Plan
12/07/2004	10,000	$22.0209	The Trust	Open market
12/08/2004	5,156	$22.7135	The Trust	Open market
12/09/2004	20,020	$22.4280	The Trust	Open market
12/09/2004	7,126	$22.0017	The Trust	Open market